Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

August 23, 2018

FILED AS EDGAR CORRESPONDENCE

Ray Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on July 30, 2018, regarding the Trust’s post-effective amendment no. 296, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 297, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the LSV Emerging Markets Equity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, and provided responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please consider adding “Value Investing Risk” to the “Principal Risks” section given the Fund’s principal investment strategies.

Response. The requested change has been made.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Ray Be, Esq.

August 23, 2018

2.	Comment. Please consider adding “Quantitative Process Risk” to the “Principal Risks” section given the Fund’s principal investment strategies.

Response. The requested change has been made.

3.	Comment. Please consider adding “Preferred Securities Risk” to the “Principal Risks” section given the Fund’s principal investment strategies.

Response. The requested change has been made.

4.	Comment. In the “Related Performance Data of the Adviser” section:

a.	Please consider changing the title of this section to “Related Prior Performance Data of the Adviser.”

Response. The Trust respectfully declines to make the requested change because it does not believe adding “prior” where requested clarifies the disclosure. Adding the word “prior” could confuse investors by causing them to believe that the Adviser’s performance is stale when instead it is shown as of the same date as the Fund’s performance will be shown (i.e., as of the most recent calendar year end preceding the effective date of the prospectus) once the Fund achieves a full calendar year of performance.

b.	Please provide 5-year and 10-year performance information in the “Average Annual Total Pre-Tax Returns” table.

Response. The requested change has been made.

c.	Please state that the “net of fees” performance data provided is net of all actual fees and expenses, including sales loads and account fees.

Response. The following disclosure has been added to the section:

The “net of fees” Composite returns are provided net of all actual fees and expenses (including sales loads and account fees, if any) other than custodial fees, if any.

The Trust notes that custodial fees have been excluded from these calculations in accordance with Investment Co. Institute, SEC No-Action Letter (pub. avail. Aug. 24, 1987).

Ray Be, Esq.

August 23, 2018

d.	Please confirm supplementally that the Adviser has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the “Related Performance Data of the Adviser” section, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Comments on the Statement of Additional Information

5.	Comment. In the section entitled “The Administrator,” please provide additional disclosure that explains how the fee paid to the Administrator for its services under the Administration Agreement varies based on the average daily net assets of the Fund.

Response. The Trust believes that the disclosure provided in this section appropriately summarizes the substantive provisions of the Administration Agreement, as required by Item 19(d) of Form N-1A. Therefore, the Trust respectfully declines to add additional disclosure at this time.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian London
Brian London